Exhibit 12.1

Computation of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Quarter Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Net loss attributable to common stockholders	$(10,855)	$(35,881)	$(54,190)	$(13,255)	$(7,246)	$(3,758)
Add: Fixed charges	999	2,365	2,184	1,480	149	128
Deemed dividend for preferred stock	—	—	28,103	—	—	—
Less: Capitalized interest	—	—	—	—	—	—
Earnings, as defined	(9,856)	(33,516)	(23,903)	(11,775)	(7,097)	(3,630)
Fixed Charges:
Interest expense	999	2,359	2,133	1,480	149	128
Accretion to redemption value of redeemable convertible preferred stock	—	6	51	—	—	—
Fixed charges	999	2,365	2,184	1,480	149	128
Deemed dividend for preferred stock	—	—	28,103	—	—	—
Deficiency of earnings available to cover fixed charges	$(10,855)	$(35,881)	$(54,190)	$(13,255)	$(7,246)	$(3,758)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is representative of interest, amortization of discount related to indebtedness and accretion to redemption value of redeemable convertible preferred stock. The deficiency of earnings available to cover fixed charges for the above periods results from having no product sales.